Mail Stop 4561
via fax (513) 723-3452

June 30, 2008

David F. Dougherty
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re:** **Convergys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2007**
> **File No. 001-14379**

Dear Mr. Dougherty:

　　We have reviewed your response letter dated May 12, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.　　While we understand from your response to our prior comment 1 that due to the long timeframe and unpredictable nature of conversion timetables, you believe that the information required to quantify the future impact of conversions is not reasonably available, it would seem feasible that as the migration plan progresses this information would be easier to predict. In this regard, we note your discussion on page 18 of the March 31, 2008 Form 10-Q where you indicate that the Sprint migration began in 2006. We also note your discussion on page 24 where you indicate that revenues from Sprint Nextel were down 19% in the first quarter of fiscal 2008 and that you expect the revenues to decline as you migrate subscribers from the Company's billing system during 2008.   Tell us how you considered expanding this discussion to include the current status of the migration and when you anticipate completing such plan. Also, explain further why the Company continues to believe that information regarding what impact the Sprint migration will have, or is reasonably likely to have, on your liquidity, capital resources or results of operations is not reasonably available as it appears that such plan has already begun impacting your operations. We refer you to Section III.B.3 of SEC Release No. 33-8350.

2. We also note from your response to our prior comment 1 that at the time the Company's Form 10-K was filed, the AT&T migration plan had not been fully developed. Please tell us the status of this plan at the time you filed the March 31, 2008 Form 10-Q and the status through the date of your response. Also, tell us whether you intend to include an expanded discussion of this plan in your upcoming Form 10-Q.

Note 2. Accounting Policies

Revenue Recognition, page 52

3. We note your response to our prior comment 5 where you confirmed that the implementation services included in your outsourcing arrangements do not meet the separation criteria as defined in EITF 00-21. Your current disclosures, which indicate that implementation services are not treated as a separate element pursuant to EITF 00-3 is somewhat confusing. Please consider revising these disclosures in the future to make reference to the separation guidance in EITF 00-21.

4. We note your response to our prior comment 7 regarding the two contracts for which you recognize revenue on a straight-line basis. Please explain further the following with regards to these contracts:
   - Tell us the total amount of each contract. In this regard, tell us the amount that you contracted directly with your customer for the purchase of the Company's software and tell us the amount that you contracted with a third-party vendor to assist in the implementation of the software.
   - Tell us the term of each contract and the amount of any unrecognized revenues.
   - Tell us if your customer negotiated separately and independently with the third-party vendor for the implementation and customization services.
   - Tell us whether the fee for the software license is subject to refund or forfeiture or other concession if the third-party vendor fails to perform under their contract.

5. We note your response to our prior comment 9 where you indicate that the Company determines VSOE of fair value for its support and maintenance services

using the average "price of contracts greater than $1 million that have been signed over the past three years" broken down by products, territory, level of support and types of license sales. Please explain further the following:

- Please tell us the average rate and range of rates for each category. In this regard, specifically tell us how you established that there is a tight clustering around the average rates to establish the VSOE of fair value for your support and maintenance services.
- Tell us why your analysis does not factor in contracts that are less than $1 million.
- We note your statement that the Company prices S&M services separately in your contracts. Do your contracts include stated renewal rates? If so, tell us what percentage of your customers actually renew at such rates and tell us how you determined such rates are substantive. We refer you to paragraph 57 of SOP 97-2.
- If your contracts do not include stated renewal rates, then please confirm that your VSOE analysis is based on the actual amount paid upon the renewal of software and maintenance contracts versus using the S&M service price stated in the original software license contract.
- Tell us the amount of support and maintenance services revenue for the periods presented.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Senior Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief